 Vikram Mansharamani, PhD PO Box 932, Lincoln, NH 03251 vikram@mansharamani.com March 5, 2024 Derek Leathers Chairman and Chief Executive Officer Werner Enterprises 14507 Frontier Road Omaha, NE 68138 Dear Mr. Leathers: The Company’s incomplete presentation of the facts relating to my resignation from the Board requires clarification. I write to set the record straight and to answer the obvious question arising from the Company’s commentary: Why did Werner decide not to renominate me to its Board? The answer, I believe, is quite simple: For the very reasons I resigned. I disagreed with the Board and its Nominating and Corporate Governance Committee’s policies and related practices with respect to related party transactions and the Company’s overemphasis on ESG considerations. These disagreements ran headlong into a culture of conformity that appears increasingly entrenched. I was willing to work with the Board to serve shareholders because I believed healthy friction would lead to better decisions over time. The Board and its Nominating and Corporate Governance Committee disagreed. Once unable to serve the shareholders who elected me, I felt compelled to resign. Related Party Transactions To start, I was the only director who disagreed with the process, or, in my opinion, lack thereof, surrounding the Company’s award of a $381,000 contract to a company owned and run by a member of the Nominating and Corporate Governance Committee and Chair of the ESG Committee. (See the Company’s 2023 Proxy Statement, Form Def 14-A, page 56). Notwithstanding claims that the director in question recused herself from negotiations, it is naïve to suggest the director’s personal interest wasn’t a factor or somehow mitigates the inherent conflict of interest. Overemphasis on ESG A risk factor noted in the Company’s 2023 Form 10-K is worth highlighting: “Increasing scrutiny from investors and other stakeholders regarding ESG related matters may have a negative impact on our business” (page 10). I agree. Unfortunately, the apparent prioritization of stakeholders over shareholders is so deep that the risk is described only in terms of failure to implement ESG initiatives. The Company even suggests that not doing enough with respect to ESG might have a “negative impact on our revenues, stock price, and access to and costs of capital” (Page 11). Given Werner admits the ESG focus “imposes additional costs” (page 11), might doing too much also be a risk? Perhaps Company leadership and the board should (re)read Milton Friedman’s thinking on the social responsibility of business? See my attached article on the topic. Let me be clear: I support efforts to explore alternative fuels and new engine technology, not to improve an ESG scorecard, but because Werner is a leading transportation company. I support efforts to recruit from underrepresented communities, not as part of a DEI agenda, but because Werner should seek to hire the most capable people, regardless of skin color, gender, or religion (as required by law). Exhibit 17.2

Despite opposing the Board’s formation of an ESG Committee, I willingly served on it with an open mind. However, the Committee failed, in my opinion and experience, to embrace, let alone tolerate, diversity of perspective. I repeatedly suggested that environmental social and governance efforts properly pursued would simply be good business and didn’t warrant a standalone ESG effort. I also argued that any hiring decision that needed a DEI justification or corporate initiative that only made sense from an ESG perspective, would be imposing, as described by Friedman, a “tax” on shareholders. On May 9, 2023, the Nominating and Corporate Governance Committee removed me from the ESG Committee. How has the Company’s relentless prioritization of ESG efforts impacted shareholders? While it’s impossible to answer that question with certainty, it does not appear to be helping. Werner stock has meaningfully underperformed the US stock market, the transportation sector, and the Company’s peer group (see 2023 Form 10-K page 15) over multiple time frames, including being down almost 20% in the past year while the S&P500 was up almost 27% (as of March 4, 2024). Culture of Conformity The Board that nominated me almost three years ago craved and actively sought diversity of perspective. Today, I cannot say, based on my experience, that the Board welcomes or even tolerates differences in thinking on strategic matters. It is worth asking if a culture that penalizes disagreement was a factor in the successful 2023 unionization efforts at Werner (as employees felt their voices could not otherwise be heard) or might result in additional broad-based unionization, a development that, in the Company’s own words, “could have a material adverse effect on our costs, efficiency, and profitability” (2023 Form 10-K, page 8). Regardless, the message sent by the Nominating and Corporate Governance Committee by deciding to not nominate me for a second term was a clear message to other directors: Get on board with our views or you’ll be off the Board. Self-censorship may soon replace open dissent as deference to consensus emerges as criteria for the (re)appointment of current and future directors. Moving Forward Werner is a great American company, one that I was proud to serve. It’s filled with many terrific people who literally, as the Company tagline states, keep America moving. While there are lots of considerations that impact a stock price, my experience teaching classes on business ethics and corporate governance suggests the issues highlighted in this letter are contributing factors. As a shareholder of Werner Enterprises, I strongly believe an immediate course correction towards a shareholder focus is urgently needed to get the Company and its stock moving in the right direction. Regards, Vikram Mansharamani Attachment Mansharamani, Vikram. “The Social Responsibility of Business is…” Navigating Uncertainty, February 26, 2024; accessible via https://mansharamani.substack.com/p/the-social-responsibility-of-business.